United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-6(g)(1)

NAME OF REGISTRANT: TESLA, INC.

NAME OF PERSON RELYING ON EXEMPTION:STATE BOARD OF ADMINISTRATION OF FLORIDA RETIREMENT SYSTEM

ADDRESS OF PERSON RELYING ON EXEMPTION:1801 Hermitage Blvd., Suite 100, Tallahassee, FL 32308

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Steering Governance: SBA's Perspective on Tesla's 2025 CEO Compensation Proposal

Dear fellow Tesla shareowners,

This communication is provided by the State Board of Administration of Florida ("SBA"), a long-term shareowner of Tesla, Inc. ("Tesla" or "the Company"). The purpose of this exempt solicitation is to provide fellow shareowners with the SBA's perspective on the proposed 2025 CEO performance award, demonstrate its alignment with the SBA's core principles of corporate governance, and explain why its adoption will drive meaningful long-term value to Tesla shareowners.

The SBA supported Tesla's 2018 performance award proposal and reaffirmed that support in the 2024 Tesla shareowner vote. The total return on Tesla's stock after enactment of its 2018 performance award and the prior history of incentive structured plans leads us to strongly support the proposed 2025 CEO performance award. We believe the proposed award continues to promote an aggressive strategy to align incentives between management and shareowners and focuses solely on pecuniary factors and long-term shareowner value creation.

Tesla's performance over the past decade has been exceptional. The 2012 CEO performance award drove a 17-fold increase in market capitalization within five years, and the 2018 award, modeled after it, has delivered even more dramatic results (1). Since its inception, Tesla's stock price has surged nearly 1800%, outperforming the S&P 500 by over 1600%, underscoring the effectiveness of its performance-based leadership incentives and the company's sustained value creation.(2)

Plan Summary and Key Attributes of the 2025 CEO Performance Award

The 2025 CEO performance award at Tesla is designed as a bold, performance-driven incentive structure. Elon Musk's compensation is entirely contingent on achieving a series of ambitious market capitalization and operational milestones, with no guaranteed salary or cash bonus. The award is divided into twelve tranches, each tied to specific targets in company valuation and operational achievements, such as vehicle deliveries, paid subscriptions, and product innovations.

Vesting of shares is subject to strict service requirements and extended holding periods, ensuring long-term commitment and alignment with shareowner interests. Notably, the plan includes provisions for CEO succession planning, requiring collaboration with the Board for the final tranches. The performance window spans up to ten years, emphasizing sustained growth and innovation rather than short-term gains.

If all milestones are met, Musk's ownership and voting power in Tesla could increase significantly, with permanent dilution for other shareowners. Safeguards are in place to prevent excessive benefit and ensure that the plan remains consistent with previous awards. Overall, the 2025 plan sets a new standard for executive compensation by demanding extraordinary results and reinforcing Tesla's ambition to achieve unprecedented scale and impact in the industry.

Quantifiable Outcomes

If the 2025 CEO performance award achieves its intended outcomes, it would mark one of the most remarkable examples of performance-based compensation driving shareowner value in modern corporate history. For shareowners, it would validate a bold governance strategy that aligns leadership incentives with long-term growth. For the investment world, it would set a precedent for how visionary leadership, paired with ambitious yet measurable goals, can deliver outsized returns and reshape expectations around executive pay and corporate performance.

If Telsa meets all metrics within this plan, investors will benefit from incremental value creation of $7.5 trillion from the current approximate valuation of $1 trillion. The cost (dilution) of ~10% is more than outweighed by the value created. Correspondingly, as the company meets the performance metrics of each milestone in the plan, in our view, the value creation for shareowners far outweighs the incremental equity award to Elon Musk for each tranche of compensation.

Plan with SBA Governance Principles:

With decades of corporate governance expertise, the SBA actively casts proxy votes and engages portfolio companies throughout the year to address governance concerns and promote alignment with our beneficiaries' interests. As one of the largest public investment managers in the United States, with over $280 billion in assets under management, the SBA brings significant scale, experience, and influence to its stewardship efforts. Our governance program is focused on maximizing shareowner value and ensuring public companies remain accountable to their owners. We do this by advocating for efficient board structures, transparent disclosures, accurate financial reporting, and policies that protect long-term investment value. Every engagement is geared toward improving financial performance and safeguarding the interests of Florida's public employees and retirees.

Grounded in the SBA's fiduciary commitment to our beneficiaries, we offer the following reasons for strong support of Tesla's CEO compensation plan:

  Pure Pay for Performance Design
    Entirely Performance-Based:
    The award provides no salary, no cash bonus, and no payout unless both market capitalization and operational milestones are met. This ensures that compensation is directly tied to measurable value creation.
    Shareowner Alignment:
    The design ensures that Musk's financial outcomes are fully aligned with long-term shareowner interests, as he only benefits if shareowners do. This structure reflects the SBA's emphasis on pay-for-performance, risk mitigation, and accountability, making it a strong example of governance best practices in executive compensation.
  Size of the Award & Share Count
    Performance-Based Allocation:
    The award offers up to 423.7 million shares, divided into 12 tranches, each tied to rigorous market capitalization and operational milestones. This structure ensures that the magnitude of the award is directly contingent on sustained, measurable performance.
    Dilution Tied to Value Creation:
    While the full award represents approximately 12% of Tesla's outstanding shares, it is not granted upfront. Shares are only earned upon achieving specific milestones, meaning dilution occurs only if substantial shareowner value is created.
    Structured Milestone Design:
    The tranche-based approach provides transparency and predictability, aligning with SBA's emphasis on clear, performance-linked equity grants.
  Market Capitalization Milestones
    Clear, Tiered Targets:
    The plan includes 12 distinct market-cap milestones, starting at $2 trillion and increasing in defined increments up to $8.5 trillion. This tiered structure ensures clarity and predictability in performance expectations.
    Sustained Performance Requirement:
    To count toward vesting, Tesla's market cap must exceed each milestone threshold for both a 30-day and 6-month trailing average. This dual-duration requirement discourages short-term spikes and ensures that value creation is durable and sustained.
    Shareowner Value Focus:
    By tying compensation to long-term market capitalization growth, the plan directly aligns executive rewards with shareowner outcomes-core to the SBA's governance philosophy.
  Operational / Product Milestones
    Clear, Quantifiable Goals:
    The award includes 12 distinct operational, product, and financial milestones, such as cumulative vehicle deliveries, paid Full Self-Driving (FSD) subscriptions, and deployment of Optimus robots and robotaxis. These are tangible, measurable outcomes that reflect real business execution and innovation.
    Strategic Product Focus:
    Milestones like 20 million vehicle deliveries and 1 million robotaxis in commercial service directly tie compensation to Tesla's core product strategy and market expansion, reinforcing alignment with long-term shareowner value.
    Financial Discipline:
    The inclusion of Adjusted EBITDA growth targets, especially for higher tranches, ensures that operational success is accompanied by financial performance, which is central to the SBA's focus on bottom-line results.
    Multi-Quarter Evaluation Windows:
    Using sustained performance periods rather than single-point metrics promotes durability of results, discouraging short-termism and aligning with the SBA's emphasis on long-term accountability.
  Vesting / Holding Periods & Service Requirements
    Long-Term Vesting Structure:
    Shares earned before year 5 vest only after 7.5 years, and those earned after year 5 vest at year 10. This extended timeline reflects a strong commitment to long-term value creation and discourages short-term decision-making.
    Mandatory Holding Period:
    Even after vesting, shares must be held for an additional 5 years. This requirement reinforces alignment with shareowners and ensures that the executive remains exposed to the company's long-term performance.
    Continuous Service Requirement:
    Musk must remain in an approved executive role to qualify for vesting. This condition promotes leadership continuity and accountability-key tenets of SBA's governance philosophy.
  CEO Succession / Additional Conditions
    Succession Planning Requirement:
    To earn the final two tranches of the award, Elon Musk must collaborate with the Board to establish a long-term CEO succession plan. This condition directly supports the SBA's emphasis on leadership continuity, ensuring that Tesla's strategic direction and executive oversight remain stable beyond Musk's tenure.
    Performance Integrity Safeguard:
    The plan includes a provision that once a milestone is met and a tranche is earned, subsequent declines do not retroactively negate the achievement. This reflects a balanced approach; rewarding genuine performance while maintaining clarity and predictability in incentive structures. It also avoids short-term volatility undermining long-term accomplishments.
  Time Horizon & Duration
    Extended Performance Window:
    The plan spans up to 10 years from the grant date, reflecting a deep commitment to long-term value creation. This duration exceeds typical executive compensation plans and reinforces the SBA's preference for multi-year accountability.
    No Intermediate Vesting:
    The absence of "mini-vesting" or short-term payouts ensures that rewards are only realized upon achieving substantial, sustained milestones. This structure discourages short-term decision-making and aligns with the SBA's goal of promoting durable financial performance.
  Dilution & Voting Power Implications
    Potential for Significant Ownership Increase:
    If all tranches are earned and vested, Elon Musk's ownership could rise to approximately 24-29%, depending on various assumptions. While this level of concentration in voting power is unusual for a public company and merits close attention from long-term investors like the SBA, the corresponding value created for shareowners is significant.
    Permanent Dilution:
    Because the plan does not reverse earned tranches, even if performance later declines, the resulting dilution is permanent for other shareowners. While this structure provides clarity and predictability, it also underscores the importance of rigorous performance thresholds and ongoing accountability.
  Ambition & Stretch Goals
    Extraordinary Scale of Growth:
    Tesla frames the 2025 plan as requiring growth "by the trillions," a significant escalation from the "billions" targeted under the 2018 plan. This signals a bold strategic vision and a commitment to pushing the company into a new tier of global relevance and valuation.
    Shareowner Value Focus:
    By tying compensation to such ambitious outcomes, the plan reinforces alignment with shareowners and ensures that rewards are contingent on exceptional, measurable performance which is core tenet of SBA's governance philosophy.
Why the Criticisms Fall Flat

Critics of the 2025 Tesla Performance Award often overlook the simple fact that this exact model of incentive compensation has already proven itself twice over. The 2018 plans were derided in almost identical terms ("excessive," "outsized") yet both drove extraordinary shareholder returns.(3) The 2012 package, contingent on a tenfold increase in market capitalization, was achieved years ahead of schedule. The 2018 award, which ISS and Glass Lewis have criticized, required Tesla to grow from roughly $50 billion to $650 billion in market cap; growth that was accomplished within only four years, creating hundreds of billions of dollars in shareholder wealth.(4) In both cases, the dilution effect was minimal compared to the immense value creation for investors. Far from a windfall, these awards functioned as pure pay-for-performance mechanisms: Musk only benefited when shareholders benefited first.

The same dynamic underpins the 2025 award. The milestones are extraordinarily demanding as they require Tesla to become an $8.5 trillion enterprise and to achieve operational breakthroughs in autonomy, robotics, and energy storage. For shareowners, this represents an upside bet: as Tesla achieves each of the targets in the plan, investors enjoy a significant gain in value. This is not moral hazard, it's alignment. Those who claim the plan is "too large" ignore the scale of ambition that has historically defined Tesla's trajectory. A company that went from near-bankruptcy to global leadership in EVs and clean energy under similar frameworks has earned the right to use incentive models that reward moonshot performance.

Governance Perspective and Fiduciary Alignment

Some opposition to Tesla's 2025 performance award may be rooted more in political disagreement with Elon Musk or ideological discomfort with generous executive compensation, rather than a substantive critique of the plan's financial mechanics. Many of the loudest objections of this plan to date rely on moral framing, invoking themes of "inequality," "corporate excess," or Musk's public persona, rather than evaluating the plan through a fiduciary lens. Many opponents of so-called "megapay" packages frequently do so under ESG framing, rather than a thorough analysis of the long-term shareowner economic value. Ironically, Tesla's prior performance awards-similarly criticized at the time-have delivered some of the most significant shareowner returns in modern corporate history.

From the SBA's governance perspective, executive compensation should be assessed based on its alignment with long-term shareowner value, transparency, and performance-based outcomes. Since the adoption of Tesla's 2012 CEO performance award, the company's stock has delivered a return of over 20,000%. While we recognize that such exceptional performance is unlikely to repeat, we believe it is in the best interest of our beneficiaries to continue supporting a compensation framework that has historically aligned leadership incentives with long-term shareowner value creation.

Conclusion

Tesla's performance-based CEO compensation plans have consistently driven extraordinary shareowner value, far outpacing industry peers and market benchmarks. The proposed 2025 plan continues this tradition, aligning executive rewards with ambitious, measurable milestones that benefit all shareowners. With robust governance safeguards, transparent succession planning, and a proven track record of value creation, we believe this plan sets the gold standard for executive compensation.

For these reasons, among others, the SBA will be voting FOR the 2025 CEO Performance Award at the Annual General Meeting to be held on November 6, 2025.

Footnotes

  https://ir.tesla.com/press-release/tesla-announces-new-long-term-performance-award-elon-musk
  Bloomberg Terminal COMP SPX Jan 21.2018-Oct 21.2025
  Feeley, J. (2024, January 30). Without $55B Tesla Pay Court Ruled 'Excessive,' Elon Musk Would Be World's Richest Man. Time. https://time.com/6590293/elon-musk-wealth-tesla-pay-excessive-court-ruling/
  https://www.cnbc.com/2025/10/17/proxy-advisor-iss-opposes-tesla-ceo-elon-musk-1-trillion-pay-plan.html

For further information, please contact Richard Cassedy at (850) 413-1090, or Mike McCauley at (850) 413-1252. We may be reached by email at governance@sbafla.com

Important Notice:

This communication is being provided as an exempt solicitation pursuant to SEC Rule 14a-2(b)(1) and Rule 14a-6(g)(1). It is not a solicitation of proxy authority, and no proxy cards are being requested or accepted by the SBA. Please do not send us your proxy card - we will not vote proxies on your behalf.

This communication may be disseminated to Company shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues. The cost of distributing this letter and communication is being borne entirely by the SBA. The information herein reflects our perspectives as of the date of this communication, based on publicly available sources and Company disclosures believed to be reliable. However, we do not guarantee its accuracy or completeness. This material is provided for informational purposes and to encourage shareowner engagement on governance issues; it should not be construed as investment advice or as a recommendation to buy or sell any securities.